

November 8, 2023

Vincent Donargo
Chief Financial Officer
Calumet Specialty Products Partners, L.P.
2780 Waterfront Parkway East Drive
Suite 200
Indianapolis, IN 46214

      Re: Calumet Specialty Products Partners, L.P.
          Form 10-K for the fiscal year ended December 31, 2022
          Filed March 15, 2023
          File No. 000-51734

Dear Vincent Donargo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Item 8. Financial Statements and Supplementary Data
9. Long-term Debt, page 95

1.   On page 97 you disclose that on August 5, 2022 Stonebriar Commercial Finance LLC purchased from and leased back to MRL a hydrocracker for a purchase price of $250.0 million. Please tell us how you comply with the accounting and disclosure requirements for the sale and subsequent leaseback of the hydrocracker from Stonebriar. We refer you to the provisions of ASC 842-40.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation